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                                                 Filed by Washington Homes, Inc.
                                                           SEC File No. 001-7643
                                                            Pursuant to Rule 425

WASHINGTON HOMES YEAR-END EARNINGS CONFERENCE CALL
SEPTEMBER 7, 2000, 2:00 P.M. ET

OPERATOR: Good afternoon everyone, and welcome to your Washington Homes Year-End Earnings Conference Call. At this time all lines are in a listen only mode and the floor will be open for questions and comments following the presentation. At this time, it is my pleasure to turn the floor over to Mr. Michael Porter. Sir, you may begin.

MICHAEL PORTER: Thank you operator. Good afternoon everybody. I would like to welcome you the Washington Homes Inc. conference call for the year-end earning release. As you all know, under the Private Securities Litigation Reform Act of 1995, safe harbors is in effect and all the rules and regulations that are applied to it. I would like to turn the meeting over at this time to Geaton DeCesaris and Chris Spendley who will discuss the numbers at this particular time.

GEATON DECESARIS: Thank you Mike. Good afternoon ladies and gentlemen, and welcome to Washington Homes' fiscal year 2000 and fourth quarter conference call. This call is being broadcast live via the internet and can be accessed at streetevents.com. During this conference call, the following topics will be discussed: record results for both the fiscal year and fourth quarter and an analysis of each of our three regions and our land position. Chris Spendley, our chief financial officer, will cover our financial highlights including earnings, revenues, gross margins, SGNA and interest expense as well as discuss the company's balance sheet. I will finish up with the update on our ancillary businesses and our future outlook following the announcement on Monday, August 28, that we have reached a definitive agreement to merge with the Hovnanian companies. We will then open the floor for questions.

First, I would like to speak on our record results for fiscal year 2000. Overall our deliveries are up 19% to 2517 homes versus 2124 last year. Virginia showed the most significant increase - up 75% over the prior year and 25% for the fourth quarter. These increases are a result of a strong housing market, new product offerings, and a strong land position. Maryland was up 9% for the year and 17% for the fourth quarter, also attributable to strong demand, new product, and a strong land position. North Carolina was down slightly, due to a decline in the number of active communities for the first half of fiscal year 2000. Since opening our new communities, we have seen an increase in deliveries in the fourth quarter, which was up 26%. Deliveries in the mid-south were up 24%, that was due primarily to the acquisition in Huntsville and Gulf Coast that we acquired in the latter half of fiscal year 1999. Nashville was actually down 23%, as a result of developer delays and a general slow-down in the market.

Overall, our new orders were up 15% to 2571 homes versus 2229 last year. New orders for the year were up approximately 15% in both Maryland and Virginia. However, for the quarter, orders were down slightly, mainly due to slowing sales in a few communities where we had built



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a tremendous backlog of new orders and we're waiting for construction to catch
up. New orders were up 9% for the year and up 32% in the fourth quarter in North Carolina, as we recovered from the decline in the first half of the year with a strong second half, which included opening six additional communities and increasing new orders 20% over the same six-month period last year.

Even though new orders in the mid-south region are up 24%, attributable to acquisition in Huntsville and Gulf Coast, we have seen each of our markets there experience a decline in new order activity during the fourth quarter. These markets seem to be more impacted by interest rate concerns and has realized a decline in job growth. We also cancelled several customer contracts in Nashville due to two separate developers not performing on finished lots in a timely fashion.

Sold homes in backlog are at 1062 today, an increase of 5% from last year. Contract value backlog is $215.5 million versus $197.1 million last year, an increase of 9%. The increase in contract value is due to the increase in units in backlogs and also a 4% increase in average selling price, which is up from $196,000 last year to $203,000 this year. Our biggest increase in backlog came from our Maryland division, which is up 20% over last year. Backlog is down 30% in the mid-south region due to the decline in new order activities as previously discussed.

I would now like to review each of our markets separately. We currently have a strong market presence in Northern Virginia and Maryland, where we have maintained a number two market share in the overall Washington, D.C. market. In Maryland, our active communities were 15 versus 16 a year ago and in Virginia they are at 13 versus 16 a year ago. Job growth remains strong with the high-tech companies continuing to add jobs. We have had to slow sales by not releasing future sections of lots for sale until our construction catches up as I mentioned earlier, because of the strong sales we have experienced over the last 3 quarters. In Maryland, although the market has moderated, we have also seen strong traffic and sales continue to be good. In North Carolina, as I said, our sales have improved over the last 6 months as we have opened the 6 new communities, and also as the sewer moratorium has been temporarily lifted in Cary, which is a suburb of Raleigh. Today we have 29 active communities in North Carolina versus 26 a year ago. In the mid-south region, we have seen slow sales with corresponding job growth decline. However, the last few weeks have indicated that we might see a turnaround in the next few months. In Tennessee we have 8 communities versus 6 a year ago. In Mississippi, 6 versus 4 a year ago, and in Huntsville, Alabama, we have 8 verus 9 a year ago.

I would like to now turn your attention to our strong land position. Over the past few years the Company has been focused on expanding its market presence in each of our markets and controlling our land position using rolling option contracts. The benefit of this strategy is as follows: One, it reduces the risk of land ownership in a cyclical business; two, it reduces our carrying costs, because we generally don't buy the lots until they are needed for house construction; three, it leverages control of lots and helps maintain our market dominance with a minimum capital requirement. It provides a more balanced return on equity, and most importantly, as Chris Spendley will point out to you when he goes over our balance sheet, we have been able to reduce our overall debt to total cap below 30% while continuing to grow our business. We believe these advantages significantly outweigh the potential for increased returns



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and the downside of depending on a third-party developer for producing lots in a timely fashion. As of July 31, 2000, over 75% of our lots under control were via rolling options. As of July 31, our landowner development accounted for only 8% of the total lots we control. At this point, I would like to turn the call over to Chris Spendley for the financial results of the Company, and then I'll come back and speak to the ancillary businesses and the merger with Hovnanian

CHRISTOPHER SPENDLEY: Thank you Geaton. The Company had record fourth quarter earnings of $5.5 million or 68 cents per share on a diluted basis versus $4.5 million or 55 cents per diluted share, an increase of 22% on an earnings basis and a 24% increase on an earnings per share basis. For fiscal year 2000, the Company also had record net earnings of $14.6 million or $1.80 per diluted share compared to $10.6 million or a $1.30 per diluted share for the prior year, an increase of 38% on an earnings basis and earnings per share basis. Our fourth quarter earnings represents the tenth consecutive quarter for an earnings increase over the prior period number. The annual earnings of $1.80 represents a 5-6% increase over analyst expectations. I would attribute the significant earnings growth to the following areas: Our increase in revenues, which is a result of the increased deliveries that Geaton spoke to; our reduced borrowings which resulted in lower interest expense which I will go in detail in a little bit; and increased profitability from our ancillary business which Geaton will discuss later on in the call. On a revenue basis, fourth quarter revenues were $164.5 million, up 29% over prior year, while fiscal year 2000 revenues were $469.8 million, representing an increase of 30% over the prior year.

I'll talk a little bit about average sales price. Our average sales price in the fourth quarter was $182,000 versus last year's fourth quarter of $168,000. This is an increase of 8%. On an annual basis, our average sales price was up 11%. The increase in average sales price is basically due to expanding our product line to include higher-end homes which is particularly the case in the Maryland and Virginia markets where we have had several communities with sales prices exceeding $300,000. In addition to the product diversification, we are also seeing the benefits of expanding the design centers into all of our markets, as customers are adding approximately 4 to 5% of house price from selections made at the design center. We do expect to see our average sales price to remain relatively constant at the $180,000 level over the next few quarters.

Gross profit margins. Margins for the quarter were 18.5% compared to 19.3% last year. The decrease is due to construction cost pressures, especially in the Washington and Virginia market. Over the past 18 months, the Company has successfully introduced new product into the Virginia and Washington markets, which corresponded with the significant increase in orders and deliveries and revenues that I just spoke of, as well as a strong housing demand in those markets. However, it resulted in higher costs as we were expanding our subcontractor base during this time to meet our delivery schedules and cost increase during that same period of time. Gross profit margins for fiscal year 2000 were actually flat at 19.1% year over year. We do expect margins to increase from the fourth quarter level as we have reacted to those cost pressures by raising prices or reducing costs associated with the building of this new product. Our margins should remain somewhat consistent with the year-end level of 19.1%. In the fourth quarter, SGNA expenses as a percent of homebuilding revenues were 13.4% versus 12.7 percent for last year's fourth quarter. And, on an annual basis for fiscal year 2000, SGNA as a percentage of



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revenue was 13.4 versus 12.8 percent for the prior year. Besides the increases in volume adding to the SGNA expenses, the following factors contributed to the increased SGNA levels. We have grown our mortgage business which Geaton will speak to a little bit later in opening three new offices during the year and adding significant revenue from additional closings. The costs associated with this is approximately $2.2 million, which the costs have increased, but so have our profit and fee income. The acquired operations of Huntsville and Gulf Coast which were in place for all of fiscal year 2000 versus only 4 months for fiscal year 1999 added approximately $2.5 millions of additional SGNA costs. We have also as I spoke of expanded our design centers into all of our markets except the Charlotte division, and that resulted in increased costs of approximately $500,000. Finally, in addition to these costs, we also added personnel in our larger divisions, specifically Maryland and Virginia as well as the corporate office, in order to meet the demands of the increased volume.

The company's interest as a percentage of revenue has decreased significantly in the past year. For the quarter interest as a percent of revenue is less than 1% compared to 1.4% for last year's fourth quarter while on an annual basis for fiscal year 2000 it was 1-1/2% versus 2%. The major contributing factor of the reduced interest is the reduced borrowings that we've had during the year based on an improved inventory turn and an improved debt to total capitalization ratio. We talked a little bit about the balance sheet and the improvement in the composition of our inventory. Our finished lots, our homes in process are actually up 18%, our investment in homes and finished lots are up 18%, going from $55.2 million to $65.3 million, while our land under development investment is down 17% going from $19.4 million to $16 million, and our investment in finished lots is down 12%, $55.8 million to $49.2 million. The improvement in our inventory composition is consistent with the company's strategic initiative to minimize its investment in land under development so it can grow in all of its markets while investing, while focusing its investment in home building inventory which has a quicker turn and makes the company less susceptible to market downturns.

The company's debt has actually decreased during the same period of time year over year from $59.5 million to $36.3 million equating to a 30% debt to total capitalization ratio, one of the best in the home building industry. Again, our continued conservative strategy to minimize our investment in land and spec inventory has helped this ratio. There are no other significant changes in the balance sheet, so I'll turn the call back over to Geaton.

GEATON DECESARIS: Thank you, Chris. Moving on to ancillary businesses, our ancillary businesses continue to add to our earnings growth for the company. Our mortgage capture rate for fiscal year 2000 was up to 68% compared to 54% last year, meaning that 68% of our home buyers also got their mortgage through our mortgage subsidiary. For the fourth quarter that capture rate actually increased to 74%. The loans closed this year were 1686 versus 1191 from a year ago, which is a 42% increase. We have now expanded our mortgage brokers' operations to each of our home building operations with the exception of Pittsburgh, which includes Nashville, Huntsville, and the Gulf Coast this past year. Although this has added to our SGNA, as Chris spoke of, about $350,000, it has also allowed us to increase our capture rate and our earnings. SGNA's costs for operating the mortgage operation has increased over 60% with our growth.



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Due to the expansion of the offices, the commissions paid to loan officers, due to more loans closed, and additional personnel to meet our growth in primarily Maryland and Virginia. The pretax income in mortgage and title business increased 50% year to year to $3 million this year compared to $2 million a year ago.

Looking to the future: While we're waiting for shareholder, regulatory approval of our merger, we are focused on delivering better results in the first two quarters of fiscal year 2001 than we did a year ago. As the majority of you have read by now, Washington Homes signed a definitive merger agreement with Hovnanian Enterprises, which will enable us to become one of the top ten home builders in the United States. Speaking on behalf of myself and the management team of Washington Homes, we are very pleased to be part of this merger, as the two companies share many similarities in culture and operating focus. We are looking forward to working closely with the Hovnanian management team to achieve even greater returns for our shareholders, and our associates and the company by continuing to improve our recent strong performance. We believe that the stocks of both companies have been severely undervalued in the market place, in part due to our small relative size in market flow. The merger with Hovnanian will greatly enhance market liquidity for our shareholders and should also afford better market recognition of our recent operating performance. The transaction value for Washington Homes shareholders represents a 39% premium from our market value of the day before the announcement. We believe that there is substantial room for more upside in Hovnanian stock for our shareholders to maximize their return.

The question is: why would we do this and not continue independently? It's because this transaction that all of our strategic objectives, including additional liquidity for our shareholders, immediate access to the capital markets, a stronger national purchasing power placing us in the top ten of the national home builders, it allows us superior training programs and advancement opportunities for all of our associates, and our management team stays in place and will play a significant corporate role in the future of the combined companies. Under the terms of the agreement, Washington Homes shareholders have an option to elect either 1.39 shares of Hovnanian stock or $10.08 in cash for each share of Washington Homes, for a purchase price of approximately $77-1/2 million plus all the assumed liabilities. If all the shareholders elect 50-50, they will be accommodated. If not, there will be a proration back so that cash does not exceed 50% and that stock does not exceed 60%. At this time I would like to open up the floor for any questions that you may have, and we will be able to answer them for you.

CHRISTOPHER SPENDLEY: Hello?

OPERATOR: The floor is open for questions, if you do have a question or a comment, please press the numbers one, followed by four on your phones at this time. And our first question comes from Steve Parocko.

STEVE PAROCKO: Thanks. Uhm, Geaton, I, with the continued improvement in inventory turnover, it's just, uh, if I'm doing these calculations right, it's surprising to me, uh, you've, uh, effectively got the equivalent of 135 days worth of inventory on your balance sheet, and I don't



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know what it's taking you to build houses these days, but, I would be surprised if it's, if it's better than the 90 days. Uh, are you effectively saying across the entire company that your taking down lots maybe 40 days uh, before you start building on them? Is, is that how it works? Now, you know, I guess what I'd also point out is that, uh, the, my inventory turn-over numbers are different than what you've, uh, that what you've published and the 135 days is based upon, the way I've calculated the inventory numbers. If, if you use the uh, what you published in the press release it would be an even faster turn.

GEATON DECESARIS: Uh, what, see I'm not sure what inventory turn you had for us. Uh, I think we were probably taking maybe the average inventory versus the maybe the beginning. But in any event uh, you know, we've been able to out perform your uh, your statistics in the last couple of years, and I think that's uh, a positive, and you know, I think it's uh, your direct question is when are we taking down lots. We try to take down lots to coincide with the starting of the construction. Uh, I would tell you where the biggest volume is coming out of Maryland and Virginia, I mean we're, we're right on the developers heals and taking lots and starting homers uh, within the same week, so that does have uh, you know a major bearing on the overall operating results. But uh, you know, I don't want to lose sight that our strategy of buying uh, developed lots from third parties on a rolling option is what causes that uh, you know, increased inventory turn-over and low debt. Uh, you know, if you net the cash against the uh, debt uh, debt to e..., debt to total cap is actually is uh, your lower than 20%, but uh, you know, we feel really good about it, actually it's one of the things we're most proud of on our balance sheet.

STEVE PAROCKO: I guess what surprises me is that, if your taking them down that fast, uh, (coughs) excuse me, can you be taking them down without having uh, a commitment to the land developer to at least have some, some minimum? I mean, I, if, if you're a..., usually uh, the rule of thumb has been if you're, if you're on option contracts you end up paying more for the land, but you've been able to increase your margins at the same time that you've improved your inventory turn-over. And, you know, this just takes it even a, a, step beyond that, and uh, I would think that if you're taking them down that close to starting construction that you'd have to have some effective commitment uh, to, to take down the certain number, uh, beyond that. I mean, and for you to get higher margins on it, it would, I mean I would think that, that would be uh, a sign of a weaker market, unless something has changed in the nature of the terms of the deals in the marketplace that you are ....

GEATON DECESARIS: I agree with everything you've said other than, up, up to the point where you said signs of a weaker market. Uh, if anything, it just shows the, the strength of, uh, a market, particularly where we have the highest volume in Maryland and Virginia because uh, developers are finishing lots as fast as they are, the market is uh, you know, has ..., it's been a long time since I've seen the activity that, that's taking place right now, and uh, you know, we're taking lots down as quickly as we can. As I said earlier, we've actually slowed down sales in some of those communities, just so that developers can catch up in the future sections. But as far as commitment levels to the developers are concerned, they haven't changed. In the option contracts, we have deposits up, that range anywhere from 3 to 5% and they're liquidated



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damages uh, if we, you know, miss a take down, uh actually we got to probably miss a couple take downs before they would kick in. But uh, you know, the commitment levels are the same, uh, and you know, we expect to continue operating under this strategy.

STEVE PAROCKO: Uhm, and, and you have no other commitments beyond the uh, deposits?

GEATON DECESARIS: Uh, that's correct Steve.

STEVE PAROCKO: Alright thank you.

GEATON DECESARIS: Thank you for your questions.

OPERATOR: Our next question is from Jeff Modlin.

JEFF MODLIN: Yes I'm with Kelford Partners. Uh, you may have referenced this, and I apologize if I'm being repetitive, but what was the time horizon on the completion of the merger? Did you....

GEATON DECESARIS: I did not address that. That's a great question. Uh, we need uh, shareholder or regulatory approval uh, although I would tell that, that Hovnanian family controls the uh, the majority of the voting stock and Hovnanian has already agreed to vote for the merger, and my family which controls 50, about 52% of Washington Homes, has also agreed to vote for the merger ...

JEFF MODLIN: Okay.

GEATON DECESARIS: It'll take 66 and 2/3 from each side, uh, you know, but, we need shareholder approval and regulatory approval. Uh, we are in the process of preparing a proxy statement that will uh, go first to the SEC, and then to shareholders, and we expect it to be 4 to 6 months to closing.

JEFF MODLIN: 4 to 6 months, great, thank you.

GEATON DECESARIS: Thank you, we are actually targeting the end of December, if at all possible.

JEFF MODLIN: Okay.

OPERATOR: Once again, the floor is open for questions, if you do have a question or a comment please press the numbers one, followed by four on your phones at this time. Our next question comes from Jamie Wilen.

JAMIE WILEN: Uh, Geaton, I just want to congratulate you on the job you guys have done in uh, managing the assets and running the business in Washington, I think you've done uh, a job better than, better than any other home builder in the country and uh, I think the merger with



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Hovnanian will be a one plus one equals three for both companies and all the shareholders that you choose to remain.

GEATON DECESARIS: Thank you Jamie very much, good comments.
JAMIE WILEN: That's all I got.

GEATON DECESARIS: Well Jamie, thank you, we appreciate all the years uh, you stuck out there with us.

OPERATOR: And our next question is from George Corsowinsky, please state, pose your question sir.

GEORGE CORSOWINSKY: Yes, the uh question, if the stockholders reject the merger, uh, are you prepared to uh, ask for a larger amount of dollars in, or renegotiate the merger conditions.

GEATON DECESARIS: Uh, George uh, you know, we haven't addressed that. As I said earlier, the Hovnanian shareholders have agreed to vote for the merger, and we have 52 of what we need of 66 and 2/3 to vote on it, on the Washington Homes side. We don't expect the shareholders to uh, reject it, although anything can happen and uh, you know, we did get, like a, almost 40% premium to the stock price. And uh, unfortunately, as a smaller cap builder we, we have not been recognized for the great performance that we've had over the last several years, and uh, I hope that this, you know. We looked at all constituencies involved here, and uh, this is something that's good for the shareholders and uh, good for our management team, our associates in the company, and everyone involved, so we really don't see any reason that it would be turned down.

GEORGE CORSOWINSKY:  Thank you.

OPERATOR: If there are any more questions or comments, please press one, followed by four on your phones at this time. And Gentlemen, there appears to be no further questions at this time.

GEATON DECESARIS: Well, I'd like to thank everyone for being present on our conference call today. The company remains available for any further questions anyone may have or discussion. We appreciate your kind comments. Uh, we think that we have done a tremendous job for the last couple of years have reported uh, you know, strong results, and that's the reason we were able to attract attention from a company such as Hovnanian, which we think can only add to where we've started, and uh, hopefully with our input in corporate operations, the Hovnanian team can continue to, even in a stronger fashion that they have in the past. And we look uh, we look forward and we're very excited to be a part of that group. Uh, again, as I said earlier, the company is focused on operating results, as we wait for the regulatory and shareholder approval. And we look forward to speaking to everyone at the end of our first quarter. Thank you very much.

OPERATOR: Thank you everyone. This does conclude today's teleconference, have a wonderful



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day.

FORWARD-LOOKING STATEMENTS This document may contain statements which may be construed as "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Any such statements may involve unstated risks, uncertainties and other factors that may cause actual results to differ materially. Any such risks, uncertainties and other factors include, but are not limited to, change in general economic conditions, fluctuations in interest rates, increases in cost of materials, supplies and labor, and general competitive conditions. This list of risk factors may not be exhaustive. Actual results could differ materially from those set forth in any statements which may be deemed "forward-looking statements" for many reasons, including the risk factors listed above. Any forward-looking statements speak only as of the date they are made, and Washington Homes disclaims any obligation to update any such statements or to publically announce the result of any revisions to any statements which may be deemed to be "forward-looking statements" which may be included in this document to reflect future events or developments.

         In connection with the proposed merger, Washington Homes and Hovnanian have filed with the SEC preliminary joint proxy soliciting materials describing the proposed merger of Washington Homes and Hovnanian and the proposed terms and conditions of the merger. Additionally, Hovnanian will file with the SEC a registration statement on SEC Form S-4, containing a definitive joint proxy statement/prospectus, which describes the proposed merger and the proposed terms and conditions of the merger. Stockholders are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information. The preliminary proxy soliciting materials filed by Washington Homes are available for free, and the registration statement to be filed by Hovnanian, including the definitive joint proxy statement/prospectus, will be available for free after it is filed, both on the SEC's web site (www.sec.gov) and by contacting either Washington Homes, Inc, 1802 Brightseat Road, Landover, Maryland 20785-4235, Attention: Christopher Spendley, telephone
(301) 772-8900; or Hovnanian Enterprises, Inc., 10 Highway 35, P.O. Box 500, Red Bank, New Jersey 07701, Attention: J. Larry Sorsby, telephone (732) 747-7800.